HEAD N.V. AND SUBSIDIARIES
                                  ANNUAL REPORT

                      For the Year Ended December 31, 2005

                           HEAD N.V. AND SUBSIDIARIES

                                  ANNUAL REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 2005



                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



Report of Independent Registered Public Accounting Firm......................F-1

Consolidated Balance Sheets at December 31, 2004 and 2005....................F-2

Consolidated Statements of Operations for the Years Ended
    December 31, 2003, 2004 and 2005.........................................F-3

Consolidated Statements of Stockholders' Equity for the Years
    Ended December 31, 2003, 2004 and 2005...................................F-4

Consolidated Statements of Cash Flows for the Years Ended
    December 31, 2003, 2004 and 2005.........................................F-5

Notes to the Consolidated Financial Statements...............................F-6

Review on the Fourth Quarter and Year End Results 2005.........................I

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholders of Head N.V. :

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Head N.V. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PwC Wirtschaftsprufung AG
Vienna, Austria
February 22, 2006

                           HEAD N.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                     December 31,
                                                                               2004                2005
                                                                            ----------          ----------
                                                                           (in thousands, except share data)
ASSETS:
Cash and cash equivalents..............................................     $   59,600          $   53,679
Restricted cash .......................................................          6,418               4,668
Accounts receivable, net of allowance for doubtful accounts
    of $16,591 and $15,511.............................................        209,536             175,215
Inventories, net ......................................................         91,884              80,869
Assets held for sale ..................................................          2,155
Prepaid expense and other current assets ..............................         24,194              34,149
                                                                            ----------          ----------
     Total current assets .............................................        393,789             348,581
Marketable securities .................................................          2,950               2,328
Property, plant and equipment, net ....................................         85,064              72,703
Intangible assets .....................................................         16,536              17,312
Goodwill ..............................................................          3,700               3,700
Deferred income taxes .................................................         78,912              60,507
Other non-current assets ..............................................          6,569               6,823
                                                                            ----------          ----------
     Total assets .....................................................     $  587,520          $  511,954
                                                                            ==========          ==========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Accounts payable ......................................................     $   40,660          $   29,252
Accrued expenses and other current liabilities ........................         59,417              58,819
Short-term borrowings .................................................         39,883              32,735
Current portion of long-term debt .....................................          3,305               2,487
                                                                            ----------          ----------
     Total current liabilities ........................................        143,264             123,292
Long-term debt ........................................................        199,520             155,207
Other long-term liabilities ...........................................         27,785              28,588
                                                                            ----------          ----------
     Total liabilities ................................................        370,569             307,088
Minority interest .....................................................              9                 360
Commitments and contingencies (see Note 17)
Stockholders' Equity:
Ordinary shares: EUR 0.20 par value; 39,820,677 shares issued                    7,067               7,067
Additional paid in capital                                                     143,807             144,670
Treasury stock at cost: 3,600,775 shares ..............................       (10,766)            (10,766)
Retained earnings .....................................................         16,149              24,143
Accumulated other comprehensive income ................................         60,686              39,393
                                                                            ----------          ----------
     Total stockholders' equity........................................        216,942             204,506
                                                                            ----------          ----------
     Total liabilities and stockholders' equity .......................     $  587,520          $  511,954
                                                                            ==========          ==========

               The accompanying notes are an integral part of the
                       consolidated financial statements

                           HEAD N.V. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                        For the Years Ended December 31,
                                                                   2003                2004             2005
                                                               -----------         ----------        ----------
                                                                       (in thousands, except share data)
Product revenues .........................................     $   421,507        $   466,701       $   444,303
Licensing revenues .......................................           9,701             11,059            12,219
                                                               -----------         ----------        ----------
Total revenues ...........................................         431,208            477,759           456,522
Other revenues ...........................................           1,394              1,326             1,446
Sales deductions .........................................         (10,272)           (12,071)          (11,086)
                                                               -----------         ----------        ----------
Total net revenues .......................................         422,331            467,014           446,882
Cost of sales ............................................         266,023            294,360           272,532
                                                               -----------         ----------        ----------
Gross profit .............................................         156,308            172,653           174,351
Selling and marketing expense ............................         108,193            118,511           116,529
General and administrative expense (excluding non-cash
     compensation expense) ...............................          38,847             41,883            38,602
Non-cash compensation expense ............................             654                555               863
Gain on sale of property (see Note 8) ....................              --             (5,650)           (7,246)
Restructuring costs (see Note 25) ........................           8,368              2,347             6,173
                                                               -----------         ----------        ----------
Operating income .........................................             245             15,008            19,431
Interest expense .........................................         (13,999)           (25,699)          (16,081)
Interest income ..........................................           1,050              2,121             2,685
Foreign exchange gain (loss) .............................          (1,103)              (606)            2,763
Other income (expense), net ..............................             (18)               (97)              125
                                                               -----------         ----------        ----------
Income (loss) from operations before income taxes ........         (13,825)            (9,274)            8,923
Income tax benefit (expense):.............................
     Current .............................................          (2,278)            (2,504)           (1,873)
     Deferred ............................................           1,446            (25,156)              944
                                                               -----------         ----------        ----------
     Income tax expense ..................................            (832)           (27,661)             (929)
                                                               -----------         ----------        ----------
Net income (loss) ........................................     $   (14,657)        $  (36,935)       $    7,994
                                                               ===========         ==========        ==========
Earnings per share-basic
     Net income (loss) ...................................           (0.40)             (1.02)             0.22
Earnings per share-diluted
     Net income (loss) ...................................           (0.40)             (1.02)             0.21
Weighted average shares outstanding
     Basic................................................          36,285             36,198            36,220
     Diluted..............................................          36,285             36,198            37,467

               The accompanying notes are an integral part of the
                       consolidated financial statements

                           HEAD N.V. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                          Accumulated
                                                   Ordinary Shares     Additional                            Other         Total
                                                ---------------------    Paid-in   Treasury   Retained   Comprehensive Stockholders'
                                                  Shares      Amount     Capital     Stock    Earnings       Income       Equity
                                                ----------   --------  ----------  --------   --------   ------------- -------------
                                                                        (in thousands, except share data)
Balance at December 31, 2002 .................. 36,543,539   $  7,067  $ 137,237   $ (4,334)  $  67,741   $  22,114    $ 229,824
Stock-based compensation ......................         --         --        654         --          --          --          654
Purchase of treasury stock ....................   (577,775)        --         --     (1,151)         --          --       (1,151)
Proceeds from executed option .................     56,790         --         17         --          --          --           17
Net loss ......................................         --         --         --         --     (14,657)         --      (14,657)
  Other comprehensive income:
   Unrealized losses on marketable securities,
     (net of tax of $16) ......................         --         --         --         --          --         (33)         (33)
   Unrealized gain on derivatives instruments
     (net of tax of $558) .....................         --         --         --         --          --       1,083        1,083
   Reclassification adjustment for derivative
     gains recorded in net loss
     (net of tax of $295) .....................         --         --         --         --          --        (572)        (572)
   Foreign currency translation adjustment ....         --         --         --         --          --      26,550       26,550
                                                                                                                       ---------
Comprehensive income ..........................         --         --         --         --          --          --       12,370
                                                ----------   --------  ---------   --------   ---------   ---------    ---------
Balance at December 31, 2003 .................. 36,022,554      7,067    137,909     (5,485)     53,084      49,142      241,716
Stock-based compensation ......................         --         --        555         --          --          --          555
Changes of treasury stock as consequence of
   consolidation of Stichting Head Option Plan          --         --      6,729     (6,729)         --          --            0
Proceeds from executed option .................    197,348         --     (1,385)     1,448          --          --           63
Net loss ......................................         --         --         --         --     (36,935)         --      (36,935)
  Other comprehensive income:
   Unrealized gain on marketable securities,
     (net of tax of $24) ......................         --         --         --         --          --          98           98
   Unrealized gain on derivatives instruments
     (net of tax of $120) .....................         --         --         --         --          --         360          360
   Reclassification adjustment for derivative
     gains recorded in net loss
     (net of tax of $195) .....................         --         --         --         --          --        (585)        (585)
   Foreign currency translation adjustment ....         --         --         --         --          --      11,671       11,671
                                                                                                                       ---------
Comprehensive loss ............................         --         --         --         --          --          --      (25,390)
                                                ----------   --------  ---------   --------   ---------   ---------    ---------
Balance at December 31, 2004 .................. 36,219,902      7,067    143,807    (10,766)     16,149      60,686      216,942
Stock-based compensation ......................         --         --        863         --          --          --          863
Net income ....................................         --         --         --         --       7,994          --        7,994
  Other comprehensive income:
   Unrealized gain on marketable securities,
     (net of tax of $22) ......................         --         --         --         --          --          87           87
   Unrealized loss on derivatives instruments
     (net of tax of $182) .....................         --         --         --         --          --        (547)        (547)
   Reclassification adjustment for derivative
     losses recorded in net income
     (net of tax of $50) ......................         --         --         --         --          --         149          149
   Change in minimum pension liabilities ......         --         --         --         --          --          14           14
   Foreign currency translation adjustment ....         --         --         --         --          --     (20,996)     (20,996)
                                                                                                                       ---------
Comprehensive loss ............................         --         --         --         --          --          --      (13,299)
                                                ----------   --------  ---------   --------   ---------   ---------    ---------
Balance at December 31, 2005 .................. 36,219,902   $  7,067  $ 144,670   $(10,766)  $  24,143   $  39,393    $ 204,506
                                                ==========   ========  =========   ========   =========   =========    =========

               The accompanying notes are an integral part of the
                       consolidated financial statements

                           HEAD N.V. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               For the Years Ended December 31,
                                                                           ---------------------------------------
                                                                              2003           2004           2005
                                                                           ---------      ---------      ---------
                                                                                        (in thousands)
OPERATING ACTIVITIES:
   Net income (loss) ..................................................    $ (14,657)     $ (36,935)     $   7,994
       Adjustments to reconcile net income
         to net cash provided by operating activities:
         Depreciation and amortization ................................       19,239         18,578         19,466
         Amortization and write-off of debt issuance cost
         and bond discount ............................................        1,232          3,570            461
         Impairment (see Note 25) .....................................        2,625            683          1,780
         Provision (release) for leaving indemnity
         and pension benefits .........................................         (348)           444             72
         Restructuring costs (see Note 25) ............................        4,800         (4,882)         1,606
         (Gain) loss on sale of property, plant and equipment .........           85         (5,471)        (7,374)
         Non cash compensation expense ................................          654            555            863
         Deferred tax (benefit) expense ...............................       (1,446)        25,156           (944)
       Changes in operating assets and liabilities:
         Accounts receivable ..........................................      (12,058)        (2,437)        17,336
         Inventories ..................................................       13,755         (5,231)        (3,291)
         Prepaid expense and other assets .............................        3,071          1,604           (356)
         Accounts payable, accrued expenses and other liabilities .....          390         12,154          2,371
                                                                           ---------      ---------      ---------
       Net cash provided by operating activities ......................       17,342          7,789         39,983
                                                                           ---------      ---------      ---------
INVESTING ACTIVITIES:
         Purchase of property, plant and equipment ....................      (16,914)       (23,175)       (18,643)
         Proceeds from sale of property, plant and equipment ..........          258          7,907          9,788
         Purchases of marketable securities ...........................          (39)       (13,663)        (5,307)
         Maturities of marketable securities ..........................          141            169            556
         Minority interest ............................................           --             --            351
                                                                           ---------      ---------      ---------
       Net cash used for investing activities .........................      (16,554)       (28,762)       (13,255)
                                                                           ---------      ---------      ---------
FINANCING ACTIVITIES:
         Change in short-term borrowings, net .........................        1,419        (31,271)        (2,264)
         Proceeds from long-term debt, net of discount ................        1,656        164,005             --
         Payment of debt issuance cost ................................           --         (1,749)            --
         Payments on long-term debt ...................................       (1,249)       (91,629)       (19,759)
         Purchase of treasury stock ...................................       (1,151)            --             --
         Proceeds from exercised options ..............................           17             63             --
         Change in restricted cash ....................................       (2,699)        (2,982)           931
                                                                           ---------      ---------      ---------
       Net cash provided by (used for) financing activities ...........       (2,007)        36,437        (21,092)
                                                                           ---------      ---------      ---------
       Effect of exchange rate changes on cash and cash equivalents ...        4,932          2,824        (11,556)
       Net increase (decrease) in cash and cash equivalents ...........        3,714         18,288         (5,920)
       Cash and cash equivalents at beginning of period ...............       37,598         41,312         59,600
                                                                           ---------      ---------      ---------
       Cash and cash equivalents at end of period .....................    $  41,312      $  59,600      $  53,679
                                                                           =========      =========      =========
SUPPLEMENTAL CASH FLOW INFORMATION:
       Cash paid for interest .........................................    $  12,597      $  16,760      $  17,530
       Cash paid for income taxes .....................................    $   1,340      $   2,802      $   1,410

               The accompanying notes are an integral part of the
                       consolidated financial statements

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Business

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands - Head (principally alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Switzerland, the Netherlands and the United Kingdom), North America, and Asia (primarily Japan).


Note 2 - Summary of Significant Accounting Policies

A summary of significant accounting policies used in the preparation of the accompanying consolidated financial statements is as follows:

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). In addition, the Company publishes its statutory financial statements in accordance with Dutch corporate regulations.

Effective January 1, 2006, the Company will change its basis of accounting to International Financial Reporting Standards as adopted by the EU ("IFRS"). The Company will provide a reconciliation for net income, stockholders' equity, and significant balance sheet line items reported under IFRS to U.S. GAAP. The differences between IFRS and U.S. GAAP have an impact on the financials. Additionally, the Company will change its reporting currency from the U.S. dollar to the euro.

Principles of Consolidation

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries and entities over which the Company has financial and operating control and variable interest entities in which the Company has determined it is the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents comprise of cash and short-term, highly liquid investments with an original maturity of three months or less.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Restricted Cash

Restricted cash comprises of deposits pledged as collateral on outstanding lines of credit. The amounts are collateralized with one financial institution and earn interest while in deposit.

Inventories

Inventories are stated at the lower of cost or market with cost being determined on a first-in first-out basis (FIFO).

Marketable Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Debt and equity securities held principally for selling in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale and are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment loss. Additions and improvements that extend the useful lives of the plant and equipment and replacements, major renewals, and betterments are capitalized. The cost of maintenance, repair and minor renewals are expensed as incurred. When plant and equipment is retired or otherwise disposed, the cost and related accumulated depreciation are removed from the related accounts, and any gain or loss on disposition is recognized in earnings. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company's buildings are depreciated over a period of 30 - 50 years, building improvements are depreciated over a period of 10-25 years and machinery and equipment is depreciated over a period of 2-20 years.

Impairment

The Company accounts for impairments in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The Company reviews for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized in the consolidated statements of operations for the difference. The Company's review involves comparing current and future cash flows to the carrying value of the assets. Long-lived assets to be disposed of, if any, are reported at the lower of their carrying amount or fair value less cost to sell. The Company recorded an impairment charge of $2.6 million, $0.7 million and $1.8 million for the years ended December 31, 2003, 2004, and 2005, respectively, and has classified such impairments as restructuring costs in 2003 and 2005 and as general and administrative expense in 2004 in the consolidated income statement.

Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill and intangible assets with an indefinite life are no longer amortized, but instead are tested for impairment at least annually in December or more frequently if events and changes in circumstances indicate that the carrying value may not be recoverable. SFAS 142 prescribes a two-phase process for impairment testing of goodwill. First, each reporting unit's (which generally represents one level below an operating segment) carrying value is compared to its fair value to determine if an impairment exists. Second, where the reporting unit's carrying value exceeds its fair value, an impairment loss is recognized to the extent that the goodwill carrying value exceeds the reporting unit's implied goodwill, which is calculated as the difference between the reporting unit's fair

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


value and the fair value of the reporting unit's recognized and unrecognized assets and liabilities. The impairment test for indefinite-lived intangible assets requires that an impairment loss be recognized equal to the excess of its carrying value over its fair value. The Company has goodwill and identified intangible assets comprising of trademarks with an indefinite life and land use rights with a useful life of 50 years. For the years ended December 31, 2003, 2004 and 2005, no impairment charges were recognized for goodwill or indefinite lived intangible assets.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collectibility is reasonably assured. These criteria are generally met when finished products are shipped to the customers and both title and the risks and rewards of ownership are transferred, or services have been rendered and accepted.

Revenues from licensing agreements are recognized over the license term for the fixed license revenue portion and based on underlying customer sales once minimum contractual sales volumes are met for the variable license revenue portion. Prepayments received on long-term licensing agreements are recognized as deferred income.

Provisions are recorded for estimated product returns at the time revenues are recognized.

Payment terms differ depending on the customer (large distributors, small shops), product line (winter sports is a very seasonal business, as are racquet sports and diving, though to a lesser extent than winter sports), country (payment terms vary in accordance with local practices throughout the world) and past experiences with customers. It is the Company's normal procedure to agree terms of transactions, including payment terms (60 to 180 days), with customers in advance. In the rental business the Company agrees to payment terms over one year and classifies those long-term trade receivables as other non-current assets in the consolidated balance sheet.

Shipping and handling costs

The Company classifies all amounts billed to customers for shipping and handling as other revenues. All shipping and handling costs are recognized as selling and marketing expense in the consolidated statement of operations. For the years ended December 31, 2003, 2004 and 2005, the Company incurred shipping and handling costs of $10.5 million, $12.3 million, and $11.3 million, respectively.

Sales deductions

The Company accrues for customer discounts based upon estimated refund obligations and classifies all sales incentives, which are earned by the Company's customers subsequent to delivery of its product, including cash discounts for volume rebates and other than cash consideration, such as credits that the Company's customer can apply against trade amounts owed to us as sales deductions.

Translation of Foreign Currency

Finished goods sales to customers in Austria, Italy, Germany, Japan, France, Switzerland, Canada, Spain, Netherlands, United Kingdom and the United States of America are generally billed in local currency. The local currency is the functional currency of the subsidiaries in these countries. Foreign currency (functional currency) assets and liabilities are translated into U.S. dollars (the reporting currency) at the exchange rate on the balance sheet date, with resulting translation adjustments recorded in other comprehensive income. Revenues and expenses are translated at average rates prevailing during the year. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency are included in income. The effect of exchange rate changes on intercompany transactions of a long-term investment nature is included in other comprehensive income. Head N.V. has a functional currency of the Euro.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The principal exchange rates against the U.S. dollar used in preparing the consolidated balance sheets and consolidated statements of operations is as:

                                  Balance Sheet                                     Income Statement
1 U.S. dollar =               2004             2005                  2003                 2004                 2005
----------------------------------------- ---------------     --------------------------------------------------------------
EUR                            0.7342          0.8477                   0.8912               0.8082               0.7996
CHF                            1.1327          1.3182                   1.3488               1.2489               1.2371
GBP                            0.5176          0.5809                   0.6134               0.5490               0.5474
NY                           102.5255        117.7418                 116.5326             108.0565             109.5259
CAD                            1.2052          1.1634                   1.4170               1.3059               1.2142
CSK                           22.3655         24.5825                  28.3583              25.9236              23.9157

Financial Instruments

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended" ("SFAS 133") requires that the Company record all derivatives on the balance sheet at fair value. The Company uses derivative instruments, specifically foreign exchange forward and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments attributable to the hedged risk. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the derivative designated as cash flow hedges are recognized in earnings, and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives' change in fair value from the assessment of hedge effectiveness. The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year. For those financial instruments that do not qualify for hedge accounting, the Company recognizes the changes in the fair value of the instruments in the statement of operations. The Company does not utilize financial instruments for trading or speculative purposes.

Research and Development Costs

Research and development costs are expensed as incurred and are reflected in costs of sales in the statements of operations. The Company incurred research and development expense in the amount of $13.6 million, $15.5 million and $13.8 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Advertising Costs

Advertising costs are expensed as incurred and are reflected in selling and marketing expense in the consolidated statements of operations. The Company incurred advertising costs of $36.9 million, $39.4 million and $40.5 million for the years ended December 31, 2003, 2004 and 2005, respectively.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Stock-Based Compensation

The Company accounts for its stock option plan using the fair value method in accordance with SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the fair value recognition provisions of SFAS 123, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term of stock options, the expected volatility of the Company's stock, expected dividends, and risk-free interest rates.

Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the term of the debt using the effective interest rate method.

Pension and postretirement benefits

The Company accounts for the costs of pension plans and postretirement benefits in accordance with SFAS 87, "Employers' Accounting for Pensions" ("SFAS 87") and SFAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"), respectively.

Fair Value Disclosure

The carrying value of the Company's financial instruments approximates fair value at December 31, 2004 and 2005. The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and short-term borrowings approximate fair value due to the short maturity of these instruments and the floating interest rates of the short-term borrowings. The carrying amounts of marketable securities are equal to fair value based on quoted market prices at December 31, 2004 and 2005 (see Note 7).

The carrying value of the Company's senior notes and other long-term debt approximates fair value based on current rates offered and quoted market price of debt with similar terms.

Income Taxes

The Company utilizes the liability method of accounting for deferred income taxes whereby deferred tax assets and liabilities are recognized to reflect the future tax consequences attributable to temporary differences between the financial reporting bases of existing assets and liabilities and their respective tax bases. With the exception of Head Holding Unternehmensbeteiligung GmbH, all of the Company's Austrian subsidiaries are included in a consolidated Austrian federal income tax return. Separate provisions for income taxes have been prepared for the Company's other subsidiaries. Deferred taxes are calculated by using the prevailing tax rates.

The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Computation of Net Income (Loss) per Share

Net income (loss) per share is computed under SFAS 128, "Earnings per Share" ("SFAS 128"). Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of ordinary shares outstanding during the period. Shares held by The Stichting Head Option Plan ("Stichting") are not treated as outstanding for purposes of the income (loss) per share calculation until the related option has been exercised. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options, and are included in diluted net income (loss) per share to the extent such shares are dilutive.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


For the years ended December 31, 2003, 2004, and 2005, the weighted average shares outstanding included in basic net income (loss) per share is 36,285,142 shares, 36,197,980 shares, and 36,219,902 shares, respectively. For the years ended December 31, 2003 and 2004, the number of options that were outstanding but not included in the computation of diluted net loss per share because their effect would have been anti-dilutive was, 1,347,773 options, and 1,278,201 options, respectively. For the year ended December 31, 2005 the number of options included in the computation of diluted net income per share was 1,247,119 options.

Comprehensive income (loss)

Comprehensive income (loss) encompasses net income and changes in the components of accumulated other comprehensive income not reflected in the Company's consolidated statements of operations during the periods presented.

Concentration of business risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities and accounts receivable. The Company places cash with high quality financial institutions. The Company's customers are concentrated in the retail industry however, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company generally performs credit reviews and sometimes obtains credit insurance before extending credit.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates are impairments, allowances for doubtful accounts, product warranties and returns, inventory obsolescence and valuation allowances on deferred tax assets. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from those estimates.

Reclassifications

Certain insignificant amounts in the prior year consolidated financial statements have been reclassified to be consistent with the current year's presentation.

Recent Accounting Pronouncements

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"), which changes the requirement for the accounting and reporting of a change in accounting principle. SFAS 154 eliminates the requirement in APB Opinion No. 20, "Accounting Changes," to include the cumulative effect of changes in accounting principle in the income statement in the period of change. Instead, to enhance the comparability of prior period financial statements, SFAS 154 requires that changes in accounting principles are retrospectively applied, unless directed otherwise by a new pronouncement. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the initial adoption of SFAS 154 to have a material impact on the Company's financial statements.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


In March 2005, the FASB Staff issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 clarifies the term conditional asset retirement obligation as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations" as well as other issues related to asset retirement obligations. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Company's financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise. It also addresses transactions in which an entity incurs liabilities in exchange for goods and services that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The revised statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. SFAS 123R also requires entities to disclose information about the nature of the share-based payment transactions, the method used to estimate fair value of goods and services received or the value of the equity instruments granted, and the effects of those transactions on the financial statements. On April 14, 2005, the U. S. Securities and Exchange Commission (the "SEC") announced that SFAS 123R is to be effective for fiscal years beginning after June 15, 2005 for entities other than small business issuers, and applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The revised statement also applies to the portion of outstanding awards for which the requisite service has not yet been rendered based on the grant-date value of these awards. Retrospective application is permitted. The SEC issued Staff Accounting Bulletin 107 "Share-Based Payment" ("SAB 107") in March 2005 that interprets the interaction of SFAS 123R and certain SEC rules that must be applied on the adoption of SFAS 123R. The Company will adopt SFAS 123R and SAB 107, using modified prospective application, for fiscal year 2006. The adoption of SFAS 123R and SAB 107 is not expected to materially impact the Company's financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non monetary Assets - An Amendment of APB Opinion No. 29" ("SFAS 153") which eliminates the exception for non monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non monetary assets that do not have commercial substance. The Company is required to adopt SFAS 153 for non monetary asset exchanges occurring in the first quarter of 2006. The Company is currently in the process of evaluating the impact of SFAS 153 and does not expect it, to have a material impact on its financial statements.

In November 2004, FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of abnormal. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently in the process of evaluating the impact of SFAS 151 and does not expect it to have a material impact on its financial statements.

Note 3 - Accounts Receivable

Accounts receivable consist of the following (in thousands):

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                             December 31,
                                                        2004             2005
                                                     ---------        ---------
Trade debtors ................................       $ 213,724        $ 182,031
Other receivables ............................          12,404            8,695
Allowance for doubtful accounts ..............         (16,591)         (15,511)
                                                     ---------        ---------
     Accounts receivable, net ................       $ 209,536        $ 175,215
                                                     =========        =========

As of December 31, 2004 and 2005, the Company classified long-term trade receivables of $1.9 million and $2.2 million, respectively to other non-current assets.

Note 4 - Inventories

Inventories consist of the following (in thousands):

                                                            December 31,
                                                       2004              2005
                                                     --------          --------
Raw materials and supplies .................         $ 25,296          $ 18,460
Work in process ............................           11,187            10,095
Finished goods .............................           73,354            67,806
Provisions .................................          (17,953)          (15,492)
                                                     --------          --------
Total inventories, net .....................         $ 91,884          $ 80,869
                                                     ========          ========

Note 5 - Assets Held for Sale

During 2004, the Company made the decision to sell its distribution warehouse in Italy. In accordance with SFAS 144, this asset qualified as held for sale therefore, the Company recorded the asset at is fair value, which approximated
(euro)1.6 million ($2.2 million), and the Company incurred a $0.7 million impairment charge on the asset. Additionally, the Company ceased depreciation on this plant. As of December 31, 2005, as a result of the warehouse not being sold, the Company reclassified the asset from held for sale to property, plant and equipment. The asset was measured at its fair value and recorded at a value of (euro)1.6 million ($1.9 million).

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 6- Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

                                                                 December 31,
                                                           ---------------------
                                                              2004        2005
                                                           ---------   ---------
Marketable Securities, short-term ......................   $  14,556   $  17,499
Deferred tax assets, current ...........................       4,280      12,060
Patents and royalties ..................................       2,351       1,701
Advertising ............................................       1,043         904
Deposits and Advances ..................................         696       1,108
Other ..................................................       1,269         876
                                                           ---------   ---------
Total prepaid expenses and other current assets ........   $  24,194    $ 34,149
                                                           =========    ========

Note 7 - Marketable Securities

Marketable securities consist of the following (in thousands):


                                                                December 31,
                                                          ---------------------
                                                            2004         2005
                                                          --------     --------
Available-for-Sale
------------------
Corporate debt securities ............................    $    432     $     --
Debt security funds ..................................          --        1,526
Cash bonds ...........................................      13,772       17,363
Other securities .....................................       3,302          938
                                                          --------     --------
    Total Marketable securities available-for-sale ...      17,506       19,827

    Less: Short-term portion .........................     (14,556)     (17,499)
                                                          --------     --------
    Total Long-term marketable securities ............    $  2,950     $  2,328
                                                          ========     ========

Marketable securities with a maturity of less than one year are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

The following table is a summary of the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a unrealized loss position, at December 31, 2005 (in thousands):

                                       Less Than 12 Months           12 Months or More               Total
                                    -----------------------     -----------------------     ------------------------
                                       Fair       Unrealized       Fair       Unrealized       Fair       Unrealized
                                      Value         Losses        Value         Losses        Value         Losses
                                    ---------     ---------     ---------     ---------     ---------     ----------
Other securities..............             --            --            30            (1)           30            (1)
                                    ---------     ---------     ---------     ---------     ---------     ---------
  Total temporarily
   impaired securities .......      $      --     $      --     $      30     $      (1)    $      30     $      (1)
                                    =========     =========     =========     =========     =========     =========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 8 - Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

                                                              December 31,
                                                       ------------------------
                                                          2004           2005
                                                       ---------      ---------

Land .............................................     $   4,576      $   3,901
Buildings ........................................        33,021         31,740
Machinery and equipment ..........................       185,599        165,556
Construction in progress .........................            --            909
                                                       ---------      ---------
                                                         223,195        202,106
Less: Accumulated depreciation ...................      (138,130)      (129,402)
                                                       ---------      ---------
    Total Property, plant and equipment, net .....     $  85,064      $  72,703
                                                       =========      =========

For the year ended December 31, 2003, 2004, and 2005, the Company recorded depreciation expense of $19.2 million, $18.6 million, and $19.5 million, respectively.

In September 2004, the Company sold its property in Mullingar, Ireland for
(euro)5.7 million ($6.9 million) with a gain of (euro)4.7 million ($5.7 million).

In October 2004, the Company entered into a lease agreement effective January 1, 2005 with respect to the property in Tallinn, Estonia. The lessee had a purchase option which was exercised in June 2005. Any usufruct fees the lessee had paid until the date of purchase had been credited against the purchase price of $9.5 million. The Company recorded a gain on the sale of $7.2 million.

The Company's total proceeds on the sale of property and equipment were $0.3 million, $7.9 million and $9.8 million resulting in a loss of $0.1 million, a gain of $5.5 million and a gain of $7.4 million for the years ended December 31, 2003, 2004 and 2005, respectively. As of December 31, 2004 and 2005, $5.7 million and $7.2 million of these gains pertain to plant sales and are reflected as gain on sale of property on the consolidated statements of operations as these gains represent gains on the sale of operating activities. All other gains (losses) are included in other income (expense), net in the accompanying consolidated statements of operations.

Note 9 - Goodwill and Intangible Assets

Effective January 1, 2002, the Company adopted SFAS 142. Upon adoption of SFAS 142 the Company ceased amortization of purchased goodwill and trademarks, which were determined to be indefinite-lived. The Company completed the transitional impairment tests for goodwill and indefinite-lived intangibles as of January 1, 2002, and the annual impairment test, in the fourth quarter of 2004 and 2005, as required by SFAS 142. Based upon the assessment, the Company determined that goodwill and trademarks are not impaired; therefore no impairment charge was recorded.

At December 31, 2004 and 2005, the Company has identified intangible assets consisting of trademarks with a book value of $16.5 million. Also, the Company has goodwill of $3.7 million at December 31, 2004 and 2005.

In December 2005, the Company purchased land use rights in China with an estimated useful life of 50 years for the amount of $0.7 million to build a plant for tennis balls (see Note 20). The Company expects to incur $0.02 million of amortization expense for each of the next five years.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 10 - Fair Value of Financial Instruments

The Company uses derivative instruments, specifically foreign exchange forward and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $0.4 million and $0.5 million, net of tax, for the year ended December 31, 2004 and 2005, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

For the year ended December 31, 2004 and 2005, the Company reclassified a gain from AOCI to earnings of $0.6 million and $0.1 million, net of tax, respectively.

The following table provides information regarding the Company's foreign exchange forward and option contracts as of December 31, 2004 and 2005. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

                                                                   As of December 31, 2004
                                                        -------------------------------------------
                                                         Contract        Carrying           Fair
                                                          amount           value            value
                                                        ----------       ---------        ---------
                                                                      (in thousands)
Foreign exchange forward contracts...................   $   37,610       $     716        $     716

                                                                   As of December 31, 2005
                                                        -------------------------------------------
                                                         Contract        Carrying           Fair
                                                          amount           value            value
                                                        ----------       ---------        ---------
                                                                      (in thousands)
Foreign exchange forward contracts...................   $   21,105       $    (190)       $    (190)
Foreign exchange option contracts....................   $    2,208       $      15        $      15

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provision of SFAS 133, the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifying relationship are highly effective in off-setting changes in fair values or cash flows of hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less.

Note 11 - Short-Term Borrowings

Short-term borrowings consist of the following (in thousands):

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                          December 31,
                                                 -------------------------------
                                                     2004                2005
                                                 -----------         -----------

Lines of credit ........................         $    39,883         $    32,735

In the second quarter of 2001, the Company's subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the "Osterreichische Kontrollbank" ("OEKB") which were renegotiated in 2003, in the total amount of (euro)15.0 million ($17.7 million) secured by all Austrian trade receivables. As of December 31, 2005, the fair value of trade receivables that serve as collateral for the Company's revolving credit lines was $72.7 million. In addition, the Company used lines of credit with several banks in Canada and Japan of $15.0 million and had $1.0 million unused credit lines. The weighted average interest rate on outstanding short-term borrowings was 2.7% and 2.9% as of December 31, 2004 and 2005, respectively.

Note 12 - Accounts Payable

Accounts payable consist of the following (in thousands):

                                                          December 31,
                                                  -----------------------------
                                                      2004             2005
                                                  -----------      ------------

Accounts payable - trade ...................      $    27,042      $     16,042
Salaries and wages .........................            2,153             1,499
Fiscal authorities .........................            3,392             2,552
Social institutions ........................            1,354             1,542
Prepayments ................................            1,401             2,742
Other ......................................            5,318             4,876
                                                  -----------       -----------
                                                  $    40,660       $    29,252
                                                  ===========       ===========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 13 - Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

                                                           December 31,
                                                   ---------------------------
                                                      2004             2005
                                                   ----------        ---------

Employee compensation and benefits ............   $    10,984        $   9,646
Allowances, credit notes ......................         8,551            9,005
Product warranties ............................         4,627            4,328
Advertising ...................................         2,235            3,441
Legal, auditing and consulting fees ...........         3,305            3,806
Fiscal authorities ............................         2,633            1,524
Commissions ...................................         4,611            3,605
Accrued interest ..............................         6,665            5,745
Restructuring .................................            --            1,609
Accrued Expenses ..............................         5,523            7,164
Freight and duties ............................         1,370              930
Litigation ....................................         3,835            3,949
Other .........................................         5,078            4,065
                                                   ----------        ---------
                                                   $   59,417        $  58,819
                                                   ==========        =========

Note 14 - Long-Term Debt

Long-term debt consists of the following (in thousands):

                                                           December 31,
                                                   ----------------------------
                                                      2004             2005
                                                   -----------       ----------

Senior notes .................................         171,843          131,078
Other long-term debt .........................          30,982           26,616
                                                   -----------       ----------
     Total long-term borrowings ..............         202,826          157,694
     Less current portion ....................          (3,305)          (2,487)
                                                   -----------       ----------
     Long-term portion .......................     $   199,520       $  155,207
                                                   ===========       ==========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Senior Notes

On July 15, 1999, one of the Company's wholly-owned subsidiaries, Head Holding issued (euro)100.0 million of senior notes. The notes bore interest of 10.75% per annum, which was payable semi-annually and was to mature in total on July 15, 2006. Among other restrictions, the notes included certain restrictive terms regarding investments, distributions and incurrence of additional indebtedness by the Company. On January 5, 2000, a registration statement for the exchange of the original 10.75% senior notes for new 10.75% senior notes was made effective by the U.S. Securities Exchange Commission (SEC). On February 9, 2000, this Exchange Offer was consummated. In October 2000, the Company repurchased
(euro)30.9 million of its senior notes in a series of transactions using part of the proceeds of the Company's initial public offering. In July 2002, the Company repurchased another (euro)3.6 million of its senior notes. At December 31, 2003, the Company had (euro)65.5 million ($82.9 million) of senior notes outstanding.

In January 2004, one of the Company's subsidiaries issued (euro)135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by the Company and certain of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange. With the proceeds from the sale, all of the Company's outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was (euro)70.1 million of which (euro)3.5 million represents the redemption premium. In addition, the Company used a portion of the remaining proceeds to repay (euro)25.8 million of other outstanding debt.

In June 2004, the Company repurchased the equivalent of (euro)5.5 million of its 8.5% senior notes for (euro)5.0 million ($5.9 million) and realized a gain of $0.4 million. As a result of this transaction, the Company wrote-off $0.07 million of debt issue costs.

In 2005, the Company repurchased the equivalent of (euro)15.7 million of its 8.5% senior notes for (euro)14.3 million ($18.8 million) and realized a gain of $0.9 million. As a result of this transaction, the Company wrote-off $0.2 million of debt issue costs.

At December 31, 2004 and 2005, the Company had (euro)126.2 million ($171.8 million) and (euro)111.1 million ($131.1 million), respectively of senior notes outstanding.

Sale-Leaseback Transaction

The Company entered into an agreement on June 28, 2002, whereby it sold land and building to an unrelated bank and leased it back over a 15 year term. The proceeds of this sale were (euro)10.6 million. The Company has the obligation to purchase the property back after 15 years for (euro)8.2 million. The Company may also repurchase the property at its option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value.

The Company is also required to pay the bank a monthly deposit of (euro)0.01 million, which will be repaid to the Company, plus interest of 6.7%, at the time of repurchase.

Because of the Company's continuing involvement, this transaction has been accounted for as a financing such that the Company has recorded (euro)10.6 million of cash and long-term borrowings at the inception date of this agreement. At December 31, 2004 and 2005, the remaining obligation under the financing agreement is $14.1 and $12.1 million, respectively.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The Company's future minimum lease payments as of December 31, 2005, are as follows:

                                    (in thousands)
---------------------------------------------------
2006                                $        948
2007                                         948
2008                                         948
2009                                         948
2010                                         948
Thereafter                                15,785
                                    ------------
Total minimum payments                    20,523
Amount representing interest              (8,433)
                                    ------------
Obligations under financing
activity                                  12,090
Obligations due within one year             (147)
                                    ------------
Long-term obligations under
financing activity                  $     11,934
                                    ============

As of December 31, 2005, the net book value of land and building under the sale-leaseback arrangement consists of the following (in thousands):

                                         Land           Building
--------------------------------------------------------------------
Cost                                $      1,203     $      9,893
Less: Accumulated depreciation                --           (8,390)
                                    ------------     ------------
Net book value                      $      1,203     $      1,504
                                    ============     ============

Mortgage Agreement

In 2002, one of the Company's subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of $4.8 million over a 15 year term at an interest rate of 7.33%. At December 31, 2004 and 2005, the outstanding balance of the mortgage is $4.3 million and $4.1 million, respectively.

Other long-term debt

Other long-term debt comprises secured loans in Italy and the Czech Republic outstanding with several banks. The weighted average interest rate on outstanding borrowings was 2.6% and 2.4% as of December 31, 2004 and 2005, respectively. Borrowings mature at various dates through 2011. At December 31, 2004 and 2005, the remaining outstanding long-term debt is $12.5 million and $10.4 million, respectively.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Maturities of long-term debt

Aggregate maturities of long-term debt are as follows (in thousands):


                                                                 December 31,
                                                                     2005
                                                                -------------

2006 ................................................           $       2,487
2007 ................................................                   2,549
2008 ................................................                   2,499
2009 ................................................                   2,072
2010 ................................................                     874
Thereafter ..........................................                 147,215
                                                                -------------
                                                                $     157,694
                                                                =============

Note 15 - Other Long-Term Liabilities

Other long-term liabilities consist of the following (in thousands):

                                                              December 31,
                                                     ---------------------------
                                                         2004            2005
                                                     -----------      ----------
Accrued benefit cost ...........................     $    20,403      $   17,842
Deferred income ................................           5,351           9,118
Other ..........................................           2,031           1,629
                                                     -----------      ----------
Total other long-term liabilities ..............     $    27,785      $   28,588
                                                     ===========      ==========

Note 16 - Pension and Other Postretirement Benefit Plans

The Company funds leaving indemnities and pension liabilities paid to employees at some Austrian and other European locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after a predetermined number of years of service. For the year ended December 31, 2004 and 2005, the only pension plans that include plan assets is the Japanese pension plans. Note that during 2004, the Company's pension plan in Ireland also included plan assets, however, as a result of the shutdown of this locations, the pension plan was terminated. All other plans do not include plan assets. The Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country. The discount rate is based on the expected return of long-term securities in the secondary market.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The table below shows the obligations and funded status determined as of December 31, 2003 and 2004 for December 31, 2004 and 2005 (in thousands):

                                                               Pension Benefits        Other Benefits
                                                             --------------------    --------------------
                                                               2004        2005        2004        2005
                                                             --------    --------    --------    --------
Change in benefit obligation
Benefit obligation at beginning of year ..................   $ 10,392    $  6,225    $ 16,595    $ 18,330
Service cost .............................................        395         371       2,413       1,896
Interest cost ............................................        241         255         423         452
Plan amendments ..........................................         --           6          --          --
Actuarial loss (gain) ....................................        (21)         70         222         419
Settlement ...............................................         --          --          --        (776)
Benefit payments .........................................     (5,108)       (312)     (2,636)     (2,438)
Translation adjustment ...................................        326        (850)      1,315      (1,294)
                                                             --------    --------    --------    --------
Benefit obligation at end of year ........................      6,225       5,766      18,330      16,589
                                                             --------    --------    --------    --------
Change in plan assets
Fair value of plan assets at beginning of year ...........      5,730         545          --          --
Employer contribution ....................................         63          67          --          --
Benefit payments .........................................     (5,158)        (63)         --          --
Plan participants' contributions .........................          6          --          --          --
Translation adjustment ...................................        (96)        (71)         --          --
                                                             --------    --------    --------    --------
Fair value of plan assets at end of year .................        545         477          --          --
                                                             --------    --------    --------    --------
Funded status ............................................      5,681       5,289      18,330      16,589
Unrecognized net actuarial gain ..........................       (750)       (802)     (2,659)     (2,397)
Translation adjustment ...................................        (63)         42        (268)       (987)
                                                             --------    --------    --------    --------
Net amount recognized ....................................   $  4,868    $  4,529    $ 15,404    $ 13,205
                                                             ========    ========    ========    ========

Amounts recognized in the statement of financial positions consists of (in thousands):

                                                               Pension Benefits        Other Benefits
                                                             --------------------    --------------------
                                                               2004        2005        2004        2005
                                                             --------    --------    --------    --------
Accrued benefit cost .....................................   $  4,999    $  4,637    $ 15,404    $ 13,205
Accumulated other comprehensive income ...................       (131)       (108)         --          --
                                                             --------    --------    --------    --------
Net amount recognized ....................................   $  4,868    $  4,529    $ 15,404    $ 13,205
                                                             ========    ========    ========    ========

Accrued benefit cost are included in the balance sheet line item "Other long-term liabilities" on the consolidated balance sheets. The Company expects to make insignificant amounts of employer contributions during the years 2006 to 2010.

The accumulated benefit obligation for all defined pension benefits is $5.0 million and $4.9million at December 31, 2004 and 2005, respectively.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


As of December 31, 2004 and 2005, Japanese pension plans with an accumulated benefit obligation excess of plan assets consist of the following (in thousand).

                                                               December 31
                                                        ------------------------
                                                           2004           2005
                                                        ----------     ---------
Projected benefit obligation .....................      $    1,016     $     892
Accumulated benefit obligation ...................             832           756
Fair Value of plan assets ........................             545           477

The plan assets of the Japanese pension plans consist of equity funds at December 31, 2004 and 2005.

As of December 31, 2004 and 2005, the components of net periodic benefit costs consists of the following (in thousands):

                                                       Pension Benefits                     Other Benefits
                                                 ----------------------------        -----------------------------
                                                    2004              2005              2004               2005
                                                 ----------        ----------        ----------         ----------
Service cost ................................    $      395        $      371        $    2,413         $    1,896
Interest cost ...............................           241               255               423                452
Expected return on plan assets ..............            11               (11)               --                 --
Settlement actuarial loss ...................            --                --                --                189
Recognized actuarial loss ...................             3                20               100                107
                                                 ----------        ----------        ----------         ----------
Net periodic benefit cost ...................    $      651        $      635        $    2,936         $    2,644
                                                 ==========        ==========        ==========         ==========

As of December 31, 2004 and 2005, the weighted average assumptions used to determine benefit obligations are as follows:

                                                       Pension Benefits                     Other Benefits
                                                 ----------------------------        -----------------------------
                                                    2004              2005              2004               2005
                                                 ----------        ----------        ----------         ----------
Discount rate ...............................        4.5%              4.2%              5.0%              4.8%
Rate of compensation increase ...............        2.3%              2.3%              3.0%              3.0%

As of December 31, 2004 and 2005, the weighted average assumptions used to determine net periodic benefit cost are as follows:

                                                       Pension Benefits                     Other Benefits
                                                 ----------------------------        -----------------------------
                                                    2004              2005              2004               2005
                                                 ----------        ----------        ----------         ----------
Discount rate ...............................        4.4%              4.2%              5.3%              4.8%
Expected long-term return on
   plan assets ..............................        2.1%              2.2%               --                 --
Rate of compensation increase ...............        2.4%              2.4%              3.0%              3.0%

The Company invests in equity funds with an expected stable growth rate. The expected rate of return on plan assets is based upon the present rate of return and is expected to be stable.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 17 - Commitments and Contingencies

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2012. Rent expense was approximately $3.6 million, $4.1 million and $4.7 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Future minimum payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows as of December 31, 2005 (in thousands):

                                                                    December 31,
                                                                       2005
                                                                    ------------
2006 ...........................................................    $    4,400
2007 ...........................................................         3,910
2008 ...........................................................         3,122
2009 ...........................................................         2,662
2010 ...........................................................         1,699
Thereafter .....................................................         1,521
                                                                    ----------
                                                                    $   17,314
                                                                    ==========

Litigation

From time to time the Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management it is not possible to reasonably estimate the outcome of current legal proceedings, claims and litigation. However, management believes that the resolution of these matters will not materially affect the Company's financial position.

The Company accrued $3.8 million and $3.9 million for suits with several parties including competitors, customers for past receipts, former employees, suppliers and licensees at December 31, 2004 and 2005, respectively.

Product Warranties

The Company sells certain of its products to customers with a product warranty that provides repairs at no cost to the customer or the issuance of credit to the customer. The length of the warranty term depends on the product being sold, but ranges from one year to two years. The Company accrues its estimated exposure to warranty claims based upon historical warranty claim costs as a percentage of sales multiplied by prior sales still under warranty at the end of any period. Management reviews these estimates on a regular basis and takes actual product performance and field expense profiles into consideration to adjust the warranty provisions.

Included in accrued expenses and other current liabilities are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues. For the years ended December 31, 2004 and 2005, accruals for warranties have developed as follows (in thousands):

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                                              December 31,
                                                                           2004           2005
                                                                     -----------     -------------
Balance at the beginning of the period .....................        $     3,103       $    4,627
Reclassification ...........................................                 65               81
Current year provision .....................................              4,779            3,405
Settlements made during the period .........................             (3,717)          (3,160)
Translation adjustment .....................................                397             (625)
                                                                     -----------     -------------
Balance at the end of the period ...........................        $     4,627       $    4,328
                                                                     ===========     =============

Note 18 - Accumulated Other Comprehensive Income Balance

The following table shows the components of AOCI:

                                                            For the Year Ended December 31, 2005
                                     ----------------------------------------------------------------------------------
                                        Foreign        Unrealized                                         Accumulated
                                        Currency        Gains on         Minimum      Unrealized Gain        Other
                                      Translation      Derivative        Pension         (Loss) on       Comprehensive
                                       Adjustment      Instruments     Liabilities      Securities          Income
                                     -------------   -------------    -------------   ---------------   ---------------
                                                                       (in thousands)

Beginning balance..............       $    60,478     $       420      $      (131)    $       (81)     $    60,686
Current-period changes ........                --            (397)              14              87             (297)
Translation Adjustments........           (20,998)            (17)               8              11          (20,996)
                                        ---------      ----------       ----------      ----------       ----------
Ending balance ................       $    39,480     $         6      $      (108)    $        16      $    39,393
                                        =========      ==========       ==========      ==========       ==========

Note 19 - Shareholders' Equity

The Company is a Naamloze Vennootschap ("N.V."), a limited liability company under Dutch law. The registered capital of a N.V. is in the form of shares which represent negotiable securities. The minimum registered and authorized capital requirement is (euro)225,000 (approximately $0.3 million) and the minimum paid in capital requirement for a N.V. is (euro)45,000 (approximately $0.06 million).

At December 31, 2004 and 2005, 39,820,677 shares were issued, respectively.

Dividends

In 2003, 2004 and 2005, due to the current economic environment the Company did not consider it prudent to pay a dividend.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Treasury Stock

Pursuant to resolutions which were approved on May 25, 2005 the Board of Management is authorized to buy back a maximum of 30% of the Company's issued share capital during a period of 18 months, although the Company will not hold more than 10% of the Company's issued shares at any time.

As of December 31, 2004 and 2005, the Company owned 3,600,775 shares of treasury stock, of which 1,179,540 was held by the Stichting at December 31, 2005.

Stichting

The Stichting Head Option Plan (the "Stichting") is a Dutch foundation, the Board of which is Head Sports Holdings N.V., an entity that is ultimately controlled by Johan Eliasch and his family members. The Stichting holds, votes, and receives dividends on certain of the Company's ordinary shares. In conjunction with the Company's option plans (see Note 24), the Stichting also issues depository receipts to option holders, upon exercise of the option. Holders of depositary receipts are entitled to dividends paid on the Company's shares and to proceeds on the sales of their shares upon request to the Stichting. However, such holders have no voting rights.

On May 25, 2001, Head N.V. transferred 2,041,300 shares, with an original cost of $10.6 million, to the Stichting. The Stichting will use these shares to fulfill the Company's obligations under the Head Tyrolia Mares Group Executive Stock Option Plan 1998 ("Plan 1998"). The Stichting intends to remit proceeds from the exercise of employee stock options to the Company. Such shares have been recorded as a reduction of the Company's equity.

In 2003, 56,790 options under Plan 1998 were exercised at a price between $0.29 and $0.31 per share. In 2004, option holders exercised 197,348 options under "Plan 1998" at a price between $0.32 and $0.35 per share.

As of December 31, 2004 and 2005, the Stichting held 1,179,540 treasury shares. As of January 1, 2004, in accordance with FIN 46R "Consolidation of Variable Interest Entities" the Company consolidated the Stichting, as the Company was considered the primary beneficiary of the Stichting, a variable interest entity. As a result of consolidating the Stichting shares held by the Stichting at December 31, 2004 and 2005 are presented as treasury stock, in the consolidated balance sheets.

Note 20 -Minority Interest

As a consequence of the retirement of the director of HTM Sports Japan K.K. his minority interest of 0.4% of HTM Sports Japan K.K was transferred to the Company.

In July 2005, the Company signed an agreement for the establishment of a company in the British Virgin Islands. The business venture was established to found a Chinese company which will manufacture tennis balls for exclusive sale to the Company. The Company and its venture partner have a 70% and 30% interest in the newly formed venture, respectively.

In accordance with the provisions of FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," this venture qualifies as a variable interest entity due to the pricing of the purchase option that the Company has with its 30% partner, which essentially caps the rights of the venture partner to the full appreciation of its interest. The entity did not have any operations as of December 31, 2005 other than the commencement of the construction of a building.

The Company's partner in this venture also has the right to receive a guaranteed yearly dividend of 12% on its investment balance. For the year ended December 31, 2005, a dividend in the amount of $0.01 million has been accrued.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


As a result of the Company having to consolidate this entity the Company recorded minority interest for the contribution of its partner of $0.4 million. The shares issued to this partner are not mandatorily redeemable and therefore they lack the essential characteristic of a liability.

Note 21 - Income Taxes

The following table summarizes the significant differences between the Dutch federal statutory tax rate and the Company's effective tax rate for financial statement purposes.

                                                                  For the Years Ended December 31,
                                                            -----------------------------------------
                                                              2003            2004              2005
                                                            -------         --------          -------
Dutch statutory tax rate ...............................       34.5%            34.5%            31.5%
Tax rate differential ..................................       (0.1)            12.3             14.4
Non-taxable gain on sale of property ...................         --               --            (28.5)
Other ..................................................       (6.9)          (103.3)            (9.1)
Foreign rate differentials .............................        0.7             (9.5)            (0.4)
Changes in tax rate ....................................         --           (258.1)             0.3
Valuation allowance ....................................      (34.2)            25.9              2.3
                                                            -------         --------          -------
Effective tax rate .....................................       (6.0)%         (298.3)%           10.4%
                                                            =======         ========          =======

In 2003, the Company's effective tax rate differed from the statutory tax rate in the Netherlands primarily due to a release of the valuation allowance on tax losses carryforwards which the Company believed it was more likely than not that they would be realized.

In 2004, the Company's effective tax rate differed from the statutory tax rate in the Netherlands primarily due to a reduction of the Austrian income tax rate from 34% to 25% as of January 1, 2005, which was resolved in May 2004 and led to a reduction of long-term deferred tax assets, mainly on tax loss carried forward of $24.9 million, and increased income tax expense. Other effects that lead to differences to the Dutch federal statutory rate are caused by withholding taxes, other local taxes and prior year adjustments mainly in Italy, Austria and Canada.

In 2005, the Company's effective tax rate differed from the statutory tax rate in the Netherlands primarily due to the non-taxable gain on sale of the property in Estonia of $7.2 million partially offset by higher tax rates applicable to the Company in other countries, mainly in Germany and Japan and by withholding taxes and other local taxes mainly in Italy, Austria and Canada.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Deferred tax assets (liabilities) consist of the following as of December 31, 2004 and 2005 (in thousands):

                                                              December 31,
                                                      -------------------------
                                                         2004            2005
                                                      ----------      ---------
Short-term:

Deferred tax asset:

Tax loss carried forward............................  $    2,162      $   2,478
Inventory reserve ..................................       3,190          4,925
Reserve for doubtful accounts ......................         536          2,579
Other ..............................................       2,627          4,332
                                                      ----------      ---------
    Total Short-term deferred tax assets ...........       8,515         14,314

Deferred tax liabilities:

Deferred expenses...................................  $     (274)          (243)
Accrued liabilities ................................          (9)          (359)
Other ..............................................      (3,952)        (1,652)
                                                      ----------      ---------
    Total Short-term deferred tax liability ........      (4,235)        (2,254)
                                                      ----------      ---------

    Total Short-term deferred tax asset, net........  $    4,280      $  12,060
                                                      ==========      =========

The short-term deferred tax asset, net is classified in prepaid expenses.

                                                              December 31,
                                                      -------------------------
                                                         2004            2005
                                                      ----------      ---------

Long-term:

Deferred tax asset:

Tax loss carried forward............................  $  112,605      $  96,725
Intangible assets ..................................           1              1
Fixed assets .......................................       1,284            624
Lease obligations ..................................       3,529          3,023
Other ..............................................         919            749
                                                      ----------      ---------
    Total Long-term deferred tax assets ............     118,338        101,122

Deferred tax liabilities:

Investments.........................................  $  (18,059)       (19,350)
Fixed assets .......................................      (1,304)        (1,390)
Other ..............................................        (870)            --
                                                      ----------      ---------
    Total Long-term deferred tax liability .........     (20,232)       (20,740)

Valuation allowance ................................     (19.194)       (19,874)
                                                      ----------      ---------
    Total Long-term deferred tax asset, net.........  $   78,912      $  60,507
                                                      ==========      =========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The Company has net operating loss carryforwards of approximately $437.4 million and $371.2 million as of December 31, 2004 and 2005, respectively. These net operating losses were experienced in the following jurisdictions (in thousands):

                                                              December 31,
                                                      -------------------------
                                                         2004            2005
                                                      ----------      ---------
Austria...............................................$  384,912      $ 328,085
Germany...............................................    20,039         13,118
Other Europe..........................................     2,469            536
North America.........................................    29,932         29,428
                                                      ----------      ---------
                                                      $  437,352      $ 371,167
                                                      ==========      =========

The table below shows income (loss) before income taxes by geographic region (in thousands):

                                        For the Years Ended December 31,
                                ----------------------------------------------
                                   2003              2004               2005
                                ----------        ----------        ----------
Austria ...................     $    1,497        $    4,858        $    6,468
Non-Austria ...............        (15,322)          (14,132)            2,456
                                ----------        ----------        ----------
Total .....................     $  (13,825)       $   (9,274)       $    8,923
                                ==========        ==========        ==========

In July 1996, commensurate with the European Commission's (EC) decision allowing the contribution received by HTM Sport- und Freizeitgerate AG (HTM) from Austria Tabak (former owner) as restructuring aid, the EC limited the utilization of certain net operating losses (approximately $62.2 million as of December 31, 2005). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

Austria and Germany allow an unlimited carryover of net operating losses, whereas the United States allow 15 year carryovers. The Company recorded a valuation allowance to reduce the deferred tax assets to the amount the Company believes is more likely than not to be realized considering future taxable income and feasible tax planning strategies.

Note 22 - Segment Information

The Company operates in one reporting segment, Sporting Goods. The tables below show net revenues from external customers based upon where the sale originated and long-lived assets by geographic region based on the location of the Company's subsidiaries (in thousands):

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                            For the Years Ended December 31,
                                                 ----------------------------------------------------
                                                       2003               2004              2005
                                                 ---------------    ---------------   ---------------
Revenues from External Customers:
Austria ..................................        $   83,179         $   201,309        $ 197,620
Italy ....................................            60,172              49,675           41,722
Germany ..................................            45,228                  --              --
France ...................................            32,181              33,667           33,040
United Kingdom / Ireland .................            20,202              17,954           14,051
Japan ....................................            21,697              21,670           20,899
Other (Europe) ...........................            39,601              20,515           21,779
North America ............................           120,070             122,225          117,771
                                                   ---------          ----------         --------
Total Net Revenues .......................        $  422,331         $   467,014        $ 446,882
                                                   =========          ==========         ========


                                                                             December 31,
                                                                -------------------------------------
                                                                     2004                     2005
                                                                ------------              -----------
Long-lived assets:
Austria ...............................................          $   28,455                $  23,783
Italy .................................................              20,432                   16,462
Germany ...............................................                 691                      188
France ................................................                 156                       81
United Kingdom / Ireland ..............................               1,723                    1,563
Other (Europe) ........................................              21,271                   18,715
Asia ..................................................               1,711                    3,149
North America .........................................              30,863                   29,774
                                                                -----------                ---------
     Total Assets .....................................          $  105,301                $  93,716
                                                                ===========                =========

As of January 2004, the Company has started to centralize its European distribution organizations for Winter Sports and Racquet Sports products so that Head International GmbH, Austria operates as distributor and invoices directly to the Company's customers in Austria, Germany, Switzerland and Italy.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Sales by product category consist of the following (in thousands):

                                                             For the Years Ended December 31,
                                                    -------------------------------------------------
                                                         2003               2004               2005
                                                    --------------     --------------    ------------
Revenues by Product Category:
Winter Sports .............................        $   188,768         $   223,211       $   216,262
Racquet Sports ............................            166,417             168,037           166,636
Diving ....................................             66,322              75,453            61,405
Licensing .................................              9,702              11,059            12,219
                                                    ----------          ----------        ----------
Total Revenues ............................            431,209             477,759           456,522
Other Revenues ............................              1,394               1,326             1,446
Sales Deductions ..........................            (10,272)            (12,071)          (11,086)
                                                    ----------          ----------        ----------
Total Net Revenues ........................        $   422,331         $   467,014       $   446,882
                                                    ==========          ==========        ==========

Note 23 - Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately $3.5 million ((euro)3.1 million), $5.6 million ((euro)4.5 million) and $5.3 million ((euro)4.2 million) for the years ended December 31, 2003, 2004 and 2005, respectively. The company provides investor relations, corporate finance, legal and consulting services and since 2004 internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

One of the Company's subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately $0.04 million, $0.05 million and $0.04 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Note 24 - Stock Option Plans

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options and amounted to $0.7 million, $0.6 million and $0.9 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Plan 1998

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan 1998 ("Plan 1998"). A total of 2,424,242 options were reserved to be granted under the terms of the Plan 1998. The Plan 1998 provided for grants of stock options to officers and key employees of the Company and its subsidiaries. The exercise price for all stock options granted under the Plan 1998 was fixed at inception of the Plan 1998 and increases at the rate of 10% per annum until the options are exercised. Options generally vest over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the Plan 1998 were not exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years. As of December 31, 2005, 145,848 shares were available for grant under the Plan 1998.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The weighted average grant-date fair values using the Black-Scholes option pricing model was $5.42 and $8.84 per share for options granted in 1999 and 2000, respectively.

The fair values of options granted during 1999 and 2000 were estimated on the date of grant using the following weighted average assumptions: no dividends; expected volatility of 0% (all options granted prior to IPO); expected terms of
3.6 and 4.0 years, respectively; and risk free interest rates of 5.76% and 6.63%, respectively. The Company has also assumed that all performance targets will be achieved and all options granted will become fully vested.

As of December 31, 2005, the weighted average remaining contractual life of the outstanding stock options is 3.6 years, and 770,528 options are vested and exercisable.

                                                   Exercise Price Less Than
                                                  Grant Date Stock Fair Value
                                             -----------------------------------
                                                Number          Weighted average
                                               of shares         exercise price
                                             ------------       ----------------

Balance, December 31, 2002..................    1,670,772                0.29
Exercised...................................      (56,790)               0.30
                                             ------------         -----------
Balance, December 31, 2003..................    1,613,982                0.32
Exercised...................................     (197,348)               0.33
                                             ------------         -----------
Balance, December 31, 2004..................    1,416,634                0.35
Balance, December 31, 2005..................    1,416,634         $      0.38
                                             ============         ===========

At December 31, 2005, stock options representing 770,528 shares are exercisable at price of $0.38 per share and grant dates ranging from November 1998 to January 2000.

Plan 2001

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 ("Plan 2001"). The Plan 2001 provides for grants of stock options to officers and employees of the Company and its subsidiaries. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. In accordance with SFAS No. 123, the Company records stock-based compensation expense on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. As of December 31, 2001, the weighted-average fair value of the grant was $0.77, which was estimated using the following assumptions: no dividends, expected volatility of 28%, expected term of 5.6 years, and risk-free interest rate of 3.6%.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2005 no shares were available for grant under the Plan 2001.

                                                  Exercise Price Greater Than
                                                  Grant Date Stock Fair Value
                                             -----------------------------------
                                               Number of        Weighted average
                                               of shares         exercise price
                                             ------------       ----------------

Balance, December 31, 2003, 2004 and 2005...    3,982,068         $      4.31
                                             ============         ===========

As of December 31, 2005, the weighted average remaining contractual life of the outstanding stock options is 5.7 years, and 1,756,482 options are exercisable at a price of $4.31 per share, under the Plan 2001.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Plan 2005

In May 2005, at the annual general meeting the shareholders approved the Head N.V. Executive Stock Option Plan 2005 ("Plan 2005"). The Plan 2005 provides for grants of stock options to certain officers and key employees of the Company and its subsidiaries. As of December 31, 2005, a total of 3,661,346 options were granted under the terms of the Plan 2005. In accordance with SFAS 123, the Company records stock-based compensation expense on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. As of December 31, 2005, the weighted-average fair value of the grant was
(euro)1.22, which was estimated using the following assumptions: no dividends, expected volatility of 41%, expected term of 6.5 years, and risk-free interest rate of 3.2%.

The exercise price for all stock options granted under the Plan 2005 was fixed at inception of the Plan 2005 at (euro)2.168 ($2.56). Options generally vest over a period of 4 years. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2005, 203,345 shares are available for grant under the Plan 2005 and no shares are currently exercisable.

                                                  Exercise Price Greater Than
                                                  Grant Date Stock Fair Value
                                             -----------------------------------
                                               Number of        Weighted average
                                               of shares         exercise price
                                             ------------       ----------------

Balance, December 31, 2005...................   3,661,346         $      2.56
                                             ============         ===========

Note 25 - Business Rationalization

Throughout 2003, 2004 and 2005 the Company performed various restructuring programs. These programs consisted of the following:

Ireland facility closure

To improve utilization of the Company's production capabilities, in 2003 the Company announced the closing of its tennis ball production facility in Mullingar, Ireland and the transfer of these operations to its existing, under-utilized plant in Phoenix, Arizona. In 2003 the Company recognized costs totaling $7.0 million relating to this program consisting of an impairment of $2.6 million and employee severance costs of $4.4 million. Future expected cash flows had been taken as basis for a discounted cash flow calculation taking into account any gain on sale.

In March 2004, the Company closed its tennis ball production facility in Mullingar, Ireland and recognized $1.6 million relating to this program mainly consisting of cost for decommissioning and clearance of the plant. In September 2004, the Company sold its property in Mullingar, Ireland for (euro)5.7 million ($6.9 million) with a gain of (euro)4.7 million ($5.7 million).

Estonia facility closure

Starting in 2003, the Company has transferred all of its manufacturing operations in Tallinn, Estonia, which manufactured ski boots and certain diving products, to its plant in Litovel, Czech Republic and expensed $0.6 million and $0.7 million as of December 31, 2003 and 2004, respectively. In October 2004, the Company entered into a lease agreement effective January 1, 2005 with respect to the property in Tallinn, Estonia. The lessee had a purchase option which he exercised in June 2005. Any usufruct fees the lessee had paid until the date of purchase

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


had been credited against the purchase price of $9.5 million. The Company recorded a gain on the sale of $7.2 million.

Kennelbach and Budweis facility closure

In April 2005, the Company decided to outsource 90% of its tennis racquet production from its European sites in Kennelbach, Austria and Eeske Budejovice, Czech Republic to China. As of December 31, 2005, the Company recognized $3.9 million relating to this program mainly consisting of an impairment of $1.8 million pertaining to machinery and equipment, additional cost due to production inefficiency of $1.1 million, $1.0 million employee severance costs for 250 workers and $0.3 million for other related costs. The fair value of the impaired assets was determined using the discounted cash flow method for cash flows expected to be generated in the future. The Company has largely completed the program during 2005.

Reorganization of ski binding production

In July 2005, the Company started to restructure the ski binding production and recognized $0.7 million employee severance costs for 44 workers. This restructuring process has been largely finalized at the end of 2005.

Italy reorganization

In November 2005, the Company approved a restructuring program to reduce production capacity as a consequence of sales reductions and the transfer of production to Eastern Europe and Far East starting in January 2006. 60 people are included in the restructuring program (Cassa Integrazione Straordinaria) agreed with unions and local institutions. During a period of 12 months the employees can voluntarily adhere to a dismissal plan (voluntary Mobilita) benefiting from incentives from the Company and Government otherwise all employees will be involuntarily terminated as part of a dismissal plan (obligatory Mobilita). The total costs for the restructuring program are (euro)
1.0 million ($1.2 million) and represent personnel costs. As of December 31, 2005 those costs have been fully accrued. This restructuring process is expected to be largely finalized at the end of 2006.

In November 2005, the Company decided to move the remaining ski boots production from the Maser plant to the plant in Litovel, Czech Republic. In December 2005, the Company recognized $0.4 million of severance costs. The program is largely completed, however there will be some non-material expenses in 2006.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


As of December 31, 2005, restructuring costs consist of the following (in thousands):

                                                                                                  Total
                                                                                               impairment,
                                                                                              restructuring
                                                                           Other related       charges and
                                                          Employee         restructuring      other related
                                                         termination          program         restructuring
                                      Impairment          benefits             costs             program
                                    ---------------    ---------------    ---------------    ---------------
Kennelbach/Budweis closure          $   1,780            $   1,025         $   1,122           $  3,927
Ski binding reorganization                 --                  691                --                691
Italy reorganization                       --                1,555                --              1,555
                                     --------             --------          --------            -------
                                    $   1,780            $   3,271         $   1,122           $  6,173
                                     ========             ========          ========            =======


For the years ended December 31, 2003, 2004 and 2005 the accrual for restructuring cost developed as follows (in thousands):

                                                                                                            Total
                                                                                                         impairment,
                                                                                                        restructuring
                                                                                         Other related   charges and
                                             Employee                                    restructuring  other related
                                            termination                      Excess         program     restructuring
                                             benefits       Impairment        rent           costs         program
                                           -------------    ----------     -----------   -------------  -------------
Balance as of January 1, 2003               $      --      $      --       $      --      $      --      $     --
Accrued ..............................          5,175          2,625             380            187          8,368
Paid/incurred ........................           (755)        (2,625)             --           (187)        (3,567)
Translation adjustment ...............             --             --              --             --            --
                                             --------        -------        --------       --------     ----------
Balance as of December 31, 2003                 4,420              0             380              0          4,800
Accrued ..............................             --             --              --          2,347          2,347
Paid/incurred ........................         (4,502)            --            (380)        (2,347)        (7,228)
Translation adjustment ...............             82             --              --             --             82
                                             --------        -------        --------       --------     ----------
Balance as of December 31, 2004                     0              0               0              0              0
Accrued ..............................          3,271          1,780              --          1,122          6,173
Paid/incurred ........................         (1,665)        (1,780)             --         (1,122)        (4,567)
Translation adjustment ...............              3             --              --             --              3
                                             --------        -------        --------       --------     ----------
Balance as of December 31, 2005.......      $   1,609      $       0       $      --      $       0      $   1,609
                                             ========        =======        ========       ========     ==========

Note 26 - Long-Term Contracts

In July 2004, Head signed a new long-term supplier contract for tennis, squash and racquetball racquets effective April 1, 2005 to renew business relations with an existing supplier. The agreement will automatically extend after the agreed expiration date, December 31, 2009, if neither of the two parties cancels. This agreement contains an operating lease for warehouse facilities and machinery and equipment that was accounted for in accordance with EITF 01-08, "Determining Whether an Arrangement is a Lease".

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


In July 2005, the Company agreed to extend an existing long-term licensing agreement started on April 1, 2005 for another 10 years until 2019 and has received a prepayment in the amount of $5.9 million for the extended period. Additionally, the payment terms of the original agreement have been amended and it was agreed that the prepayment of $5.7 million received in November 2004 represents a one time fee with no future royalty payments. The prepayments were recorded as deferred income in the consolidated balance sheet and are recognized over the contract period. At December 31, 2005, the deferred income balance associated with this licensing agreement is $10.0 million.

                           HEAD N.V. AND SUBSIDIARIES
                          REVIEW ON THE FOURTH QUARTER
                            AND YEAR END RESULTS 2005

Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands - Head (principally alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment). The Company's key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today's top athletes.

With a broad product offering marketed mainly from middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Head N.V.'s products are sold through some 30,000 customers in over 85 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company's strongest presence has traditionally been in Europe, and in recent years the Company has built market share in the United States, the next largest market for the Company's products after Europe.

Over the last 56 years, the Company believes it has earned a reputation as a leading developer and manufacturer of innovative, high-quality and technologically advanced sporting equipment. The Company's focus continues to be its core products of skiing, tennis and diving equipment. In order to expand market share and maximize profitability, for the last ten years the Company has increased its emphasis on marketing and new product development, leveraging further its brands, global distribution network and traditional strength in manufacturing and in 2003, the Company initiated a program to reduce its fixed costs and streamline its organizational structure.

The Company generates revenues in its principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. It also receives licensing and royalty income. As many of its goods, especially Winter Sports goods, are shipped during a specific part of the year, the Company experiences highly seasonal revenue streams. Following industry practice, the Company begins to receive orders from its customers in the Winter Sports division from March until June, during which time the Company books approximately three quarters of its orders for the year. The Company will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, the Company will begin to receive re-orders from customers, which constitute the remaining quarter of its yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. Revenue from sales is generally recognized at the time of shipment.

Market Environment

Winter Sports. Snowfalls at the end of November, and the beginning of December 2005 in all our major Winter Sports markets, including Japan, generated early interest in winter sports products and retailers reported improved sales at the beginning of the winter sports season 2005/06 compared to the previous year. Ski boots, in particular, were reported comparatively high sales. The Eastern Europe market for Winter Sports equipment also developed well. Although the Eastern Europe market volume for 2005 remained relatively stable compared with previous years, we may see an improvement in market share for 2006. The snowboard market for 2005 was adversely affected by the late start of the 2004/05 winter sports season, but has been positively affected by the early snow of the 2005/06 season. However, the Company still expects the market for snowboard products to decline by approximately 15%.

Racquet Sports. Due to an unprecedented number of new racquet launches in the premium segment of the worldwide market, the US market for tennis racquets, tennis racquet sales in 2005 improved substantially over 2004. The European tennis markets also showed slight growth for 2005. Only the Japanese tennis market declined in 2005 compared to 2004, albeit marginally.

                                       I

                           HEAD N.V. AND SUBSIDIARIES
                          REVIEW ON THE FOURTH QUARTER
                            AND YEAR END RESULTS 2005


Diving. During the first half of 2005, we experienced a decline in overall sales for diving equipment of approximately 8% compared to the first half of 2004, due to less travel worldwide to dive centers and resorts and correspondingly fewer purchases of equipment. For the year 2005, sales in Eastern Europe and the Middle East showed a slight improvement, and the market in Southeast Asia experienced moderate growth despite the decline in sales reported after the tsunami at year-end 2004. As in the past few years, we continue to focus on the Asian markets and have established dedicated area managers and implemented marketing initiatives. Our strategy is to focus on improving gross margins rather than revenues.

The Company operates in a multi-currency environment and is subject to currency translation risk and, to a lesser extent, currency transaction risk, principally between the euro and U.S. dollar. Currency translation risk arises because the Company measures and records the financial condition and results of operations of each of its subsidiaries in their functional currency and then translates these amounts into U.S. dollars, the Company's reporting currency. The functional currency of the Company's European operations is the euro. Fluctuations in the value of the euro with respect to the U.S. dollar have had, and may continue to have, a significant impact on the Company's financial condition and results of operations. The Company is subject to currency transaction risk whenever one of its subsidiaries enters into a transaction using a currency other than its functional currency. The Company reduces this risk, however, by seeking to match its revenues and costs, as well as assets and liabilities, in each currency.

Results of Operations:

The following table sets forth certain consolidated statements of operations data.

                                       II

                           HEAD N.V. AND SUBSIDIARIES
                          REVIEW ON THE FOURTH QUARTER
                            AND YEAR END RESULTS 2005

                                                      For the Three Months                  For the Years Ended
                                                       Ended December 31,                       December 31,
                                                     2004               2005                2004            2005
                                                  ---------         -----------          ----------     ----------
                                                 (unaudited)        (unaudited)
                                                         (in thousands)                        (in thousands)

Total net revenues .....................      $   172,963          $   154,435         $   467,014     $  446,882
Cost of sales ..........................          112,367               97,494             294,360        272,532
                                                ---------           ----------          ----------      ---------
     Gross profit ......................           60,596               56,941             172,653        174,351
                                                =========           ==========          ==========      =========
     Gross margin ......................            35.0%                36.9%               37.0%          39.0%
Selling and marketing expense ..........           36,750               33,888             118,511        116,529
General and administrative expense
     (excluding non-cash compensation
     expense) ..........................           11,945               10,115              41,883         38,602
Non-cash compensation expense ..........              139                  475                 555            863
Gain on sale of property ...............               --                   --             (5,650)        (7,246)
Restructuring costs ....................              676                1,218               2,347          6,173
                                                ---------           ----------          ----------      ---------
     Operating income ..................           11,087               11,245              15,008         19,431
                                                =========           ==========          ==========      =========
Interest expense .......................          (4,273)              (3,733)            (25,699)       (16,081)
Interest income ........................              821                  446               2,121          2,685
Foreign exchange loss ..................            (906)                  440               (606)          2,763
Other income (expense), net ............            (115)                   80                (97)            125
Income tax expense .....................          (6,529)              (3,395)            (27,661)          (929)
                                                ---------           ----------          ----------      ---------
     Net income (loss) .................       $       84        $      5,085          $  (36,935)     $    7,994
                                                =========           ==========          ==========      =========

Total Net Revenues. For the three months ended December 31, 2005, total net revenues decreased by $18.5 million, or 10.7%, to $154.5 million from $173.0 million in the comparable 2004 period. This decrease was due to lower revenues in Winter Sports and Diving which were partially offset by increased Racquet Sports revenues and lower sales deductions. For the twelve months ended December 31, 2005, total revenues decreased by $20.1 million, or 4.3%, to $446.9 million from $467.0 million in 2004. This decrease was due to lower sales in all of the Company's divisions except Licensing and was partially offset by lower sales deductions.

                                      III

                           HEAD N.V. AND SUBSIDIARIES
                          REVIEW ON THE FOURTH QUARTER
                            AND YEAR END RESULTS 2005


                                                   For the Three Months                 For the Years Ended
                                                    ended December 31,                      December 31,
                                             -------------------------------------------------------------------
                                                 2004               2005             2004               2005
                                             -----------         ------------     -----------       ------------
                                             (unaudited)         (unaudited)
                                                      (in thousands)                       (in thousands)

Product category:
Winter Sports ......................         $  124,920          $  110,653        $  223,211      $  216,262
Racquet Sports .....................             32,507              34,076           168,037         166,636
Diving .............................             16,846              10,307            75,453          61,405
Licensing ..........................              3,225               2,685            11,059          12,219
                                              ---------           ---------         ---------       ---------
Total revenues .....................            177,498             157,720           477,759         456,522
Other revenues .....................                386                 450             1,326           1,446
Sales Deductions ...................             (4,922)             (3,735)          (12,071)        (11,086)
                                              ---------           ---------         ---------       ---------
     Total Net Revenues ............         $  172,963          $  154,435        $  467,014      $  446,882
                                              =========           =========         =========       =========

Winter Sports revenues for the three months ended December 31, 2005 decreased by $14.3 million, or 11.4%, to $110.7 million from $124.9 million in the comparable period in 2004. For the twelve months ended December 31, 2005 Winter Sports revenues decreased by $6.9 million, or 3.1%, to $216.3 million from $223.2 million in 2004. This decrease was due to lower sales volumes for skis and bindings and the weakening of the euro against the U.S. dollar in the last quarter of the year partly offset by higher sales volumes for ski boots and the introduction of snowboard protection wear.

Racquet Sports revenues for the three months ended December 31, 2005 increased by $1.6 million, or 4.8%, to $34.1 million from $32.5 million in the comparable 2004 period. For the twelve months ended December 31, 2005 Racquet Sports revenues decreased by $1.4 million, or 0.8%, to $166.6 million from $168.0 million in 2004. This decrease resulted mainly from lower sales due to less favorable product and country mix for the Company's tennis racquets and lower sales volumes of its bags and tennis balls. This decrease was partly offset by significantly higher sales volumes in tennis racquets, better product mix in tennis balls and the strengthening of the euro against the U.S. dollar during the main delivery period.

Diving product revenues for the three months ended December 31, 2005, decreased by $6.5 million, or 38.8%, to $10.3 million compared with $16.8 million in the same period in 2004. For the twelve months ended December 31, 2005, revenues decreased by $14.0 million, or 18.6%, to $61.4 million from $75.5 million in 2004, reflecting the unfavorable market conditions and our strategy of improving product mix and generating higher margins rather than increasing revenues. The strengthening of the euro against the U.S. dollar partly offset the decline in revenues.

Licensing revenues for the three months ended December 31, 2005 decreased by $0.5 million, or 16.7%, to $2.7 million from $3.2 million in the comparable 2004 period. For the twelve months ended December 31, 2005, revenues increased by $1.2 million, or 10.5%, to $12.2 million from $11.1 million in 2004 mainly due to increased revenues from existing contracts and from new licensing agreements.

Other revenues include amounts billed to customers for shipping and handling. These amounts are recognized also as selling and marketing expense.

Sales deductions for the three months ended December 31, 2005 decreased by $1.2 million, or 24.1%, to $3.7 million from $4.9 million in the comparable 2004 period. For the twelve months ended December 31, 2005, sales deductions decreased by $1.0 million, or 8.2%, to $11.1 million from $12.1 million in 2004 mainly due to declining

                                       IV

                           HEAD N.V. AND SUBSIDIARIES
                          REVIEW ON THE FOURTH QUARTER
                            AND YEAR END RESULTS 2005

revenues.

Gross Profit. For the three months ended December 31, 2005, gross profit decreased by $3.7 million to $56.9 million from $60.6 million in the comparable 2004 period. Gross margin increased to 36.9% for the three months ended December 31, 2005 from 35.0% in the comparable 2004 period. For the twelve months ended December 31, 2005, gross profit increased by $1.7 million to $174.4 million from $172.7 million in 2004 due to improved operating performance as a result of the Company's restructuring programs which positively affected manufacturing cost, as well as more favorable product mix. Gross margin increased to 39.0% for the twelve months ended December 31, 2005 from 37.0% in the comparable 2004 period.

Selling and Marketing Expense. For the three months ended December 31, 2005, selling and marketing expense decreased by $2.9 million, or 7.8%, to $33.9 million from $36.8 million in the comparable 2004 period. For the twelve months ended December 31, 2005, selling and marketing expense decreased by $2.0 million, or 1.7%, to $116.5 million from $118.5 million in 2004. The decrease was due mainly to lower variable distribution costs as a consequence of declining sales partly offset by higher expenditures for advertising and selling departments.

General and Administrative Expense. For the three months ended December 31, 2005, general and administrative expense (excluding non-cash compensation expense) decreased by $1.8 million, or 15.3%, to $10.1 million from $11.9 million in the comparable 2004 period. For the twelve months ended December 31, 2005, general and administrative expense decreased by $3.3 million, or 7.8%, to $38.6 million from $41.9 million in 2004. This decrease was due to lower expenses for warehouse and administration due to tight expense controls and the Company's restructuring programs.

Non-Cash Compensation Expense. The Company recorded a non-cash compensation expense of $0.1 million and $0.5 million for the three months ended December 2004 and 2005, respectively. For the twelve months ended December 2004 and 2005, the Company recorded a non-cash compensation expense of $0.6 million and 0.9 million, respectively, due to the grant of stock options under the Company's stock option plans 1998, 2001 and 2005 and the resulting amortization expense.

Gain on sale of property. In June 2005, the Company sold the property in Tallinn, Estonia which was previously leased and realized a gain of $7.2 million. In September 2004, the Company realized a gain of $5.7 million from the sale of its property in Mullingar, Ireland.

Restructuring Costs. The Company recorded restructuring costs of $1.2 million and $6.2, million, in the three month and twelve month period ended December 31,2005 in relation to the reduction by 90% of the Company's tennis racquet production in Kennelbach, Austria and Budweis, Czech Republic, the restructuring program of the Company's ski binding production, the reduction of its production capacity in its plant in Rapallo, Italy and the transfer of the remaining ski boot production from Maser, Italy to Litovel, Czech Republic. In addition, the Company recorded restructuring costs of $0.7 million and $2.3 million, in the three month and twelve month period ended December 31, 2004 consisting of dismissal and transfer costs in connection with the closing of its production facility in Mullingar, Ireland and the plant in Tallinn, Estonia (see Note 25).

Operating Income. As a result of the foregoing factors, for the three months ended December 31, 2005, operating income slightly increased by $0.2 million to $11.2 million from $11.1 million in the comparable 2004 period. For the twelve months ended December 31, 2005, operating income increased by $4.4 million to $19.4 million from $15.0 million in 2004.

Interest Expense. For the three months ended December 31, 2005 interest expense decreased by $0.5 million, or 12.6%, to $3.7 million from $4.3 million in the comparable 2004 period. For the twelve months ended December 31, 2005 interest expense decreased by $9.6 million or 37.4% to $16.1 million from $25.7 million in 2004. This decrease was mainly due to the write-off of the capitalized debt issuance costs of $3.2 million relating to the Company's former 10.75% senior notes, which were repaid with proceeds from its newly issued 8.5% senior notes

                                       V

                           HEAD N.V. AND SUBSIDIARIES
                          REVIEW ON THE FOURTH QUARTER
                            AND YEAR END RESULTS 2005

in January 2004. The premium of $4.4 million for the early redemption of the 10.75% senior notes was reported in 2004. In addition, interest expenses for the 8.5% senior notes decreased as a result of the Company's note repurchase program.

Interest Income. For the three months ended December 31, 2005 interest income decreased by $0.4 million to $0.4 million from $0.8 million in 2004. For the twelve months ended December 31, 2005 interest income increased by $0.6 million to $2.7 million from $2.1 million in 2004. This increase was due mainly to higher cash on hand.

Foreign Exchange Loss. For the three months ended December 31, 2005, the Company recorded a foreign currency exchange gain of $0.4 million, compared to a loss of $0.9 million in the comparable 2004 period. For the twelve months ended December 31, 2005, the Company recorded a foreign currency exchange gain of $2.8 million, compared to a loss of $0.6 million in 2004 as a result of the revaluation of foreign currency assets and liabilities at the exchange rate as of December 31, 2005.

Other Income (Expense), net. For the three months ended December 31, 2005, the Company incurred other income, net of $0.1 million compared to $0.1 million other expense, net in the comparable 2004 period. For the twelve months ended December 31, 2005, other income, net increased by $0.2 million to $0.1 million from other expense, net of $0.1 million in 2004.

Income Tax Expense. For the three months ended December 31, 2005 income tax expense decreased by $3.1 million to $3.4 million from expense of $6.5 million in the comparable 2004 period. This decrease results from a shift by fiscal jurisdiction of losses before income taxes. For the twelve months ended December 31, 2005, income tax expense decreased by $26.7 million to $1.0 million from $27.7 million in 2004. This decrease in income tax expense is mainly due to a reduction in the Austrian tax rate which, in 2004, led to a decrease in deferred tax assets resulting from tax losses carried forward of $24.9 million as well as the not taxable gain on sale of property in Estonia.

Net Income (Loss). As a result of the foregoing factors, for the three months ended December 31, 2005 the Company had net income of $5.1 million, compared to net income of $0.1 million in the comparable 2004 period. For the twelve months ended December 31, 2005, the Company had net income of $8.0 million, compared to net loss of $36.9 million in 2004.

Liquidity and Capital Resources:

Payments from the Company's customers are the most important source of the Company's liquidity. Additional sources of liquidity include credit facility, financing under capital lease arrangements and vendor financing. The cash provided by these sources has a variety of uses. Most importantly, the Company must pay its employees and vendors for the services and materials they supply. Additional uses include capital expenditures, development of new products, payment of interest, extension of credit to the Company's customers, and other general funding of the Company's day-to-day operations.

For the twelve months ended December 31, 2005, cash generated from operating activities increased by $32.2 million, or over 400% to $40.0 million from $7.8 million in 2004. This increase is mainly the result of the Company's higher net income and lower working capital requirements in 2005, due to lower trade accounts receivable resulting from lower sales and lower inventories at year end compared to 2004. The Company used this cash from operations and cash from the sale of its premises in Estonia to purchase property, plant and equipment for $18.6 million, to repurchase $18.8 million of the Company's 8.5% senior notes and to paid back $1.1 million of other long term debt and to purchase available for sale marketable securities principally cash bonds for $5.3 million.

As of December 31, 2005, the Company had $131.1 million ((euro)111.0 million) of senior notes due 2014 outstanding, $16.2 million of long-term obligations under a sale-leaseback agreement and a mortgage agreement due 2017 and $10.4 million of other long-term debt comprising secured loans in Italy and the Czech Republic. In addition, the Company used lines of credit with several banks in Austria, Canada and Japan of $32.7 million.

                                       VI

                           HEAD N.V. AND SUBSIDIARIES
                          REVIEW ON THE FOURTH QUARTER
                            AND YEAR END RESULTS 2005


As of December 31, 2005,the Company had $1.0 million in available unused credit facilities and $53.7 million cash on hand, mainly in euro. In addition, the Company had $17.4 million cash bonds held in euro which were recognized in the Company's balance sheet as "Prepaid expense and other current assets".

The Company believes that its current level of cash on hand, anticipated cash flows from operations and other available sources of liquidity are sufficient to meet the Company's operating needs for at least the next twelve months.



                                       VII